

FAQ   Discussion

Total Invested To Date $X,XXX,XXX	Minimum Investment $1,000*	Share Value $50.00

Invest in a Brighter Future with Golden Trinity

Real Estate Investments & Opportunities
Reg CF Operating in the Residential & Commercial Real Estate Spaces



→ INVEST NOW

Form C | Offering Circular | Investor Education

THE DEMAND

Increasing Need for Diverse and ADA Accessible Rental and Commercial Properties







High Demand for Long-Term Rental Units

The demand for long-term rental units, especially multi-unit properties with 20+ units, is on the rise. As urbanization continues and homeownership becomes less attainable for many, the need for reliable and affordable long-term rentals is increasing. According to the Urban Institute[1], the need for rental housing is expected to grow significantly over the next decade.



Urgent Need for ADA Accessible Rental Units

There is a critical demand for ADA accessible rental units. HUD reports indicate that less than 5% of all rental units are ADA accessible, and of those, only 1% allow wheelchair users to live independently. This significant gap underscores the urgent need for more ADA accessible rental units to support individuals with disabilities. For more details, you can refer to the HUD User[2] report on housing for people with disabilities.



Growing Demand for Safe, Secure, and Reliable Short-Term Rental Options

Travelers and temporary residents seek accommodations that offer comfort and security, making short-term rentals a lucrative market. There is a growing need for safe, secure, and reliable short-term rental options, both for general rentals and ADA accessible rentals. According to the National Multifamily Housing Council[3], short-term rentals are becoming increasingly popular among a diverse range of residents.







Sustained Demand for Commercial Real Estate

The demand for commercial real estate, including retail, office, and industrial spaces, remains strong as businesses seek locations that support their growth and operations.

According to a report by CBRE[4], commercial real estate markets are experiencing sustained demand due to economic growth and the evolving needs of businesses.

THE PROBLEM

Inadequate Availability of Diverse and Accessible Rental and Commercial Properties



Shortage of Long-Term Rental Units

The rising demand for long-term rental units is driven by a shortage of available housing, especially in urban areas where homeownership is increasingly out of reach for many. The lack of sufficient multi-unit properties exacerbates this issue, leading to higher rents and increased competition among tenants. According to a report by Freddie Mac[5], there is a significant shortage of rental housing across the nation, with a growing gap between the number of available units and the number of renters.





Limited Availability of ADA Accessible Rentals

The problem of inadequate ADA accessible rental units has been an ongoing issue in the United States. This scarcity leaves many individuals with disabilities struggling to find suitable housing that meets their needs, resulting in limited living options and reduced independence. An article from Disability News Service[6] highlights the pressing need for more accessible housing to ensure equality and inclusion for all.





Inadequate Supply of Safe, Secure, & Reliable Short-Term Rental Options

The growing demand for short-term rental options is hampered by an inadequate supply of safe, secure, and reliable accommodations. Many short-term rentals fail to meet basic safety and accessibility standards, making it difficult for travelers and temporary residents to find suitable lodging. This problem is particularly acute for ADA accessible short-term rentals, which are even scarcer. A report from AirDNA[7] underscores the need for improved safety and accessibility standards in the short-term rental market.





Insufficient Availability Of Commercial Real Estate

The need for commercial real estate, including retail, office, and industrial spaces, is often met with an insufficient supply, particularly in prime locations. Businesses seeking to expand or relocate face challenges due to the limited availability of suitable commercial properties. This shortage can stifle economic growth and hinder business operations. The National Association of Realtors[8] reports that the commercial real estate market struggles to keep pace with the evolving needs of businesses, highlighting the need for more development in this sector.



THE SOLUTION

Innovative Strategies for Inclusive and Accessible Real Estate Investments

Golden Trinity is raising capital through Reg CF to address these pressing issues in the real estate market. By creating an accessible entry point for investors of all levels, Golden Trinity enables individuals to participate in real estate investment opportunities. Our comprehensive strategy focuses on acquiring and developing properties that meet the diverse needs of the rental and commercial markets, ensuring inclusivity and accessibility for all.



New Construction

Golden Trinity is actively evaluating opportunities to build new multi-unit (20+) rental properties. Our approach focuses on identifying locations with high demand and potential for growth, ensuring our investments provide strong returns while meeting market needs.

Property Acquisition



Available Properties

We are also evaluating existing properties with 20+ units to acquire and convert a portion of the units for short-term and long-term ADA accessibility. This dual approach allows us to quickly increase the availability of diverse rental options while improving accessibility for individuals with disabilities.





ADA Accessibility

Golden Trinity is committed to enhancing ADA accessibility in both long-term and short-term rentals. A number of units in each property will be remodeled and made available to meet the needs of individuals with disabilities. This initiative ensures that our properties are inclusive and accessible, supporting independent living and equal opportunities for all tenants.





Long-Term Rentals

A portion of units in each property will be designated for long-term rentals. By committing to this strategy, Golden Trinity addresses the ongoing shortage of long-term rental units, providing stable and affordable housing options for a growing number of tenants. Our focus on multi-unit properties ensures a scalable solution to meet this demand.



Short-Term Rentals

Another portion of units in each property will be designated for short-term rentals. These units will cater to the increasing demand for flexible rental options, offering safe, secure, and reliable accommodations for travelers and temporary residents. By maintaining high standards of safety and accessibility, we ensure that our short-term rentals meet the diverse needs of all renters.

Rental Solutions





Commercial Properties

Our strategy also includes the acquisition and development of commercial properties. Through new construction and the acquisition of available properties, we aim to create or remodel spaces that can cater to both commercial and residential needs. This approach not only meets the evolving demands of businesses but also provides additional opportunities for mixed-use developments that enhance community infrastructure and economic growth.



THE OPPORTUNITY

Leverage Crowdfunding To Create An Opportunity Accessible To A Diverse Group Of Investors

Golden Trinity is raising capital through Reg CF to democratize real estate investment and address the critical issues in the real estate market. This fund is designed to provide an accessible entry point for investors of all levels, allowing individuals to participate in real estate opportunities that were previously out of reach for many. By lowering the barrier to entry, Golden Trinity enables a broader audience to benefit from the potential returns of real estate investments.

Our fund supports a diversified portfolio, focusing on the acquisition, development, and management of various property types, including multi-unit residential buildings, ADA accessible units, short-term rentals, and commercial properties. This balanced approach ensures that our investments are not only financially viable but also socially responsible, catering to the diverse needs of the market.



Investors in the Golden Trinity Reg CF fund can expect:



✓ **Access to High-Quality Real Estate Projects:** We meticulously evaluate and select projects that offer strong potential for returns and growth, ensuring that our investors are part of high-value opportunities.

✓ **Diverse Investment Portfolio:**

Our fund includes a mix of property types, from long-term and short-term rentals to commercial properties, providing stability and reducing risk through diversification.



✓ **Inclusive and Accessible Developments:**

A key focus of our fund is to enhance ADA accessibility and inclusivity across our properties, ensuring that individuals with disabilities have equal access to housing and commercial spaces.

✓ **Professional Management and Oversight:**

Golden Trinity's experienced team oversees all aspects of property acquisition, development, and management, ensuring that each project meets our high standards of quality and profitability.

✓ **Transparent Reporting and Communication:**
Investors receive regular updates and detailed reports on the performance of their investments, providing transparency and peace of mind.

By participating in the Golden Trinity Reg CF, investors not only gain the potential for financial returns but also contribute to solving pressing housing and commercial real estate challenges. This unique investment opportunity aligns financial success with social impact, making it an attractive option for those looking to make a difference while growing their wealth.

Ready To Learn More?

Fill out the form below to receive get more information and updates from Golden Trinity.



First Name *

First Name

Last Name *

Last Name

Company Name (if applicable)

Organization

Email *

Email

Phone *

Phone

☐ I consent to being contacted by email, phone and SMS messages by Golden Trinity's agents, affiliates & partners.(Required)

☐ I'm not a robot

reCAPTCHA
Privacy - Terms

SUBMIT



Meet Our Visionaries

The Best Effort for All Our Investors

Welcome to Golden Trinity! I'm Noelle Randall, founder of this vibrant community of real estate professionals. Each member of our team are innovators and leaders in the industry, dedicated to transforming the landscape of residential and commercial real estate. Our collective experience spans decades and includes extensive expertise in managing, acquiring, and optimizing large residential complexes for both short-term and long-term gains. Together, we are committed to delivering exceptional value to our investors and unparalleled service to our residents. Get to know the brilliant minds driving your investments forward.





Noelle Randall, MBA
Founder & CEO

John Raymond
Chief Financial Officer (CFO)



Frequently Asked Questions

Why invest in startups?   ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?   ⌃

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?   ⌃

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?   ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ⌃

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?   ⌃



There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   ⌃

The Common Stock (the "Shares") of Golden Trinity Group (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ⌃

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ⌃

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?   ⌃



If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?   ⌃

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?   ⌃

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?   ⌃

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?   ⌃

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

Join The Discussion



What do you think?

0 Responses


Upvote


Funny


Love


Surprised


Angry


Sad

0 Comments   ① **Login** ▼

G   Start the discussion…

📍 600 N Thacker Ave Unit D43, Kissimmee, FL   💬 **Call** (855) 528-1922
              34741



GOLDEN TRINITY

A 2.5% transaction fee is added to the investment, making the minimum investment $1,025 including fees.

Citations & Reports:

[1] Join Center For Housing Studies Of Harvard University: *Six Takeaways From America's Rental Housing 2024*
https://www.jchs.harvard.edu/blog/six-takeaways-americas-rental-housing-2024



[2] HUD User: *Assessing the Accessibility of America's Housing Stock for Physically Disabled Persons*
https://www.huduser.gov/portal/pdredge/pdr_edge_research_101315.html

[3] National Multifamily Housing Council: *Short-Term Rental Services*
https://www.nmhc.org/advocacy/issue-fact-sheet/home-sharing-fact-sheet/

[4] Coldwell Banker Richard Ellis (CBRE): *U.S. Real Estate Market Outlook 2024*
https://www.cbre.com/insights/books/us-real-estate-market-outlook-2024

[5] Freddie Mac: *U.S. Economic, Housing and Mortgage Market Outlook - May 2024*
https://www.freddiemac.com/research/forecast/20240516-economic-growth-moderated-start-year

[6] Disability New Service: *Disabled people face 'hidden crisis' in accessible housing*
https://www.disabilitynewsservice.com/disabled-people-face-hidden-crisis-in-accessible-housing/

[7] AirDNA: *2024 U.S. Short-Term Rental Outlook Report*
https://www.airdna.co/outlook-report

[8] National Association of Realtors: *March 2024 Commercial Real Estate Market Outlook*
https://www.nar.realtor/events/nar-real-estate-forecast-summit/march-2024-commercial-real-estate-market-outlook

Investment Disclaimers

Important Information for Investors:

Risk of Investment: All investments carry inherent risks, including the potential loss of principal. Real estate investments are subject to market risks, including fluctuations in property values, rental income, and economic conditions.

No Guarantee of Returns: While we strive to achieve our investment goals and generate attractive returns, there can be no assurance that we will meet our objectives or that investors will receive a return on their investment.

Illiquidity: Real estate investments are typically illiquid, meaning that they cannot be easily sold or exchanged for cash without a substantial loss in value. Investors should be prepared to hold their investment for the long term.

Regulation CF Compliance: Our raise is conducted in compliance with Regulation CF, which limits the amount of money you can invest annually and requires specific disclosures and filings. We encourage you to review all offering materials carefully and consult with a financial advisor before investing.

Due Diligence: Investors should conduct their own due diligence and fully understand the terms of the investment, including the risks and potential rewards. Past performance is not indicative of future results.

By investing with Golden Trinity, you acknowledge that you have read and understood these disclaimers and are aware of the risks involved. Our team is here to provide you with detailed information and support throughout your investment journey.

Crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Any past performance described is not indicative of future results. Historical experiences are not indicative of future results. Further, investors may receive illiquid and/or restricted securities that may be subject to holding period requirements and/or liquidity concerns. The securities described may be equities, debt, or hybrid securities or derivatives. Each of these also have specific risks and differences based on the characteristics, referred to as the terms of the securities. Please review the Investor Education/FAQs to learn more about these risks.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualificati reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Golden Trinity (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

